GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

April 22, 2010

Ms. Celeste M. Murphy, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: GCI, Inc.
Registration Statement on Form S-4 filed March 26, 2010
File No. 333-165734

Dear Ms. Murphy:

This letter is provided in response to your letter dated April 9, 2010.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

General

1.
Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response
We hereby confirm to the staff that, as required by Rule 14e-1(a), the exchange offer will be open for at least 20 full business days.  We further confirm to the staff that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Forward-Looking Statements, page 25

2.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response
In response to the staff's comment, the cautionary statement regarding forward-looking statements disclosure has been revised to delete the reference to the safe harbor.

Compensation Discussion and Analysis, page 74

3.
Please update your Compensation Discussion and Analysis section and the accompanying compensation tables to reflect the compensation awarded to the named executive officers of your parent, General Communication, Inc., as of December 31, 2009.

Securities and Exchange Commission
April 22, 2010

Response
In response to the staff's comment, the Compensation Discussion and Analysis section and accompanying compensation tables have been revised to reflect the compensation awarded to named executive officers of General Communication, Inc., as of December 31, 2009.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (907) 868-5628 if you have additional questions or require more information.

Sincerely,

/s/ John M. Lowber

John M. Lowber
Secretary, Treasurer
and Director
GCI, Inc.